

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 18, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Si Chen
Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

> **Re: American Lorain Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 20, 2008**
> **File No. 333-145260**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

2. Please monitor your need to provide updated financial information as of December 31, 2007 to comply with the guidance in Rule 3-12 of Regulation S-X, and update your Form S-1 as necessary to reflect current information. For example, we note that two Schedule 13Gs have been filed identifying persons that beneficially own more than 5% of your common stock. Please update your beneficial ownership table accordingly. As another example, please update the disclosure in the first and second risk factors regarding your raw materials to include more current information.

3. We note your response to our prior comment 3. Please expand the disclosure in the risk factor entitled "We do not have any independent directors and may be unable to appoint any qualified independent directors" on page 11 to clearly explain the risk to investors in having only one director, including from a corporate governance perspective and in approving related party transactions.   Elsewhere, as appropriate, state when you plan to appoint additional directors.

4. In response to comment four from our letter dated November 21, 2007 you provided audited non-condensed Statement of Cash Flows for the nine months ended September 30, 2007 for Millennium Quest, Inc. It is unclear how this Statement of Cash Flows meets the requirements within Rule 5-04 of Regulation S-X to provide Schedule I - Condensed financial information of registrant. Please clarify for us, and if necessary, revise to provide Schedule I as prescribed by Rule 5-04 of Regulation S-X.

5. In response to comments 41, 42, 43, 44, and 55 from our letter dated November 21, 2007, you explain that you revised the respective financial statement items, or filed amended documents to correct discrepancies in the financial statements. Please tell us how your revisions and amended documents comply with the guidance in SFAS 154.

Cover Page of Registration Statement

6. Please revise the cover page of your registration statement to comply with the amendments that became effective February 4, 2008.

Cover Page of Prospectus

7.   We note that the majority of your revenue is derived from sales to China, Japan and Korea, that your operations and executive offices are located in China, and that you intend to focus future growth in China. Please tell us why you chose the name "American" Lorain. In addition, please add a statement to the end of the first paragraph that explicitly states that you have no operations in the U.S. and derive most of your revenue from sales in China, Japan and Korea.

The Company, page 2

8.   We note your response to our prior comment 6. It appears that the ownership percentage you show for Halter Financial is incorrect and should be 5.2%. Please advise. Also, please explain the ownership of Junan Hongrun, as it exceeds 100%. Please also correct the chart that appears on page 36.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

9.   Supplementally, provide us with independent support for your assertions in this section. As examples only, we note that you make the following assertions:

- Your MREs are a "favorable choice of the army;"

- You are the largest chestnut producer in the world;

- Your steamed chestnut in shell product was called "the revolution of traditional cooking method of chestnut" in Japan;

- The extracted sugar from a chestnut's inner skin is "great for preventing diabetes;" and

- The chestnut market is a $2.1 billion industry worldwide and a $800 million industry in China.

Tight monetary policy to be implemented by the Chinese government in 2008 may impeded our ability to obtain credit for working capital in a timely manner, page 26

10.   You indicate that you have shortened your payment period from 55 to 30 days. However, on page 32 you indicate that your credit terms are of between 90 to 180 days to most international distributors and between 30 to 120 days for many of your domestic distributors. Please reconcile these statements.

Results of Operations

General, page 26

11. We note your response to our prior comment 18 and reissue it in part. When you attribute a change to more than one factor, quantify each factor's contribution. For example, we note that the increase in gross profit in the nine months ended September 30, 2007 was mainly attributable to stably expended cost of revenues and the continuing increase of revenues, in particular the sales of chestnuts due to higher profit margin. As another example, we note that the increase in net revenue for the year ended December 31, 2006 was mainly attributable to increased market demand for your products domestically. To the extent practicable, quantify these factors' contributions.

Liquidity and Capital Resources

General, page 32

12. Ensure that your liquidity section adequately identifies your planned expenditures and fully discusses how you intend to pay for them, or cross references to where you do discuss this. We note that you have indicated that you plan to:

- spend $2.78 million to expand your sales and marketing channels;
- open 1,000 food kiosk;
- open 100 retail stores;
- commence a branding and advertising strategy;
- spend $1.39 million on marketing;
- construct new production facilities costing approximately $19.5 million; and
- expand agricultural operations.

13. Please update your discussion of your outstanding debt to the most recent practicable date, as opposed to the most recent quarter end, and provide the effective interest rates on your current outstanding debt. Discuss the basis for your belief that you will be able to double the size of your borrowings in 2008 to fund your expansion plans, and the anticipated terms of such financing, including for example, the anticipated interest rates and maturity dates.

Corporate Structure and History

Acquisition of Lorain Holding and Our Related Equity Financing Transaction, page 38

14. Please cross reference to your more expanded discussion of the ownership of your preferred stock and subsequent conversion by HFI that is set forth on page 63.

15. State whether your transactions with HFI and Lorain Holding were in any way contingent on each other, or whether the transaction with Lorain Holding was contemplated at the time of the HFI transaction.

16. State whether there were any preexisting relationships among you, HFI or Lorain Holding prior to the recapitalization.

Intellectual Property

Patents, page 52

17. Please state the basis for your belief that your sweetheart chestnuts have the potential to generate approximately $1 million in additional profit each year.

Executive Compensation

Elements of Compensation

Base Salary, page 57

18. We note your response to our prior comment 30 and reissue it. Describe the market data you use to help set base salary, identify the similar companies you look at, identify the actual performance factors and goals set for each named officer, and state whether the officer met each goal.

Incentive Bonus, page 58

19. We note your response to our prior comment 32 and reissue it in part. Identify the actual goals set under each performance factor for each named executive officer and say whether the officer met such goals. Identify the domestic and national companies you look at to help set bonuses.

Employment Agreements, page 60

20. State the salary for each officer in U.S. dollars.

Certain Relationships and Related Transactions, page 61

21. Provide the information required by Item 404(c) of Regulation S-K as to any transactions with any promoters. For example, we note your disclosure on page 14 in regard to your acquisition of certain interests from the Lorain Group which was controlled by Mr. Chen.

Consolidated Financial Statements as of and for the Quarterly Period Ended September 30, 2007, page F-1

Note 1. Organization, Basis of Presentation, and Practical Activities, page F-6

(c) Reverse-Merger, page F-6

22. Your response to prior comment 45 explains that you revised the language in the disclosure to reflect that ALC is the legal acquirer, and ILH is the accounting acquirer. However, we continue to note the disclosure in the last paragraph, which states "…the accompanying consolidated financial statements are those of the accounting acquirer, ALC." Please revise your disclosure to resolve this inconsistency.

23. Within your response to prior comments 48 and 57, you state that you have only one type of business activity, namely the manufacture and sale of chestnuts, fruits, and other food products which can be classified into three product lines: convenience foods, ready to cook meals, and ready to eat meals. We note from your business discussion on pages 37 through 55 that you continually identify yourself, and provide distinct discussion of three areas of operations: convenience foods, chestnut products, and frozen, canned and bulk foods. We also note you provide distinct financial information for these operating areas within Management's Discussion and Analysis on page 20. As such discussions are provided "through the eyes of management", please tell us why you believe these areas are not operating segments that require separate reporting under the guidance in SFAS 131. Specifically address paragraph 10 of SFAS 131 in your response.

(y) Recent Accounting Pronouncements, page F-12

24. In your response to prior comment 49 you explain that you revised the discussion to disclose the impact of adopting FIN 48 and SAB 108, which did not have any material impact on the consolidated financial statements. However, we could locate no such revised disclosures in the amended Form S-1. As such, we re-issue prior comment 49.

Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005, and 2004, page F-18

Consolidated Balance Sheets, page F-19

25. Please explain why you have included minority interests in your calculation of total liabilities.

Note 5 – Other receivables, page F-32

26. Your response to prior comment 52 explains that there is no amount due from a director. As such, please remove the disclosure which states "Amount due from a director is unsecured, interest free and has no fixed repayment date."

Note 9 – Short-term Debts, page F-34

27. Prior comment 54 from our letter dated November 21, 2007 requested you to indicate which currency your short term debts, notes payable, and long term debts are denominated in. It appears you revised the disclosure within Note 9 to explain that your short term debts are denominated in RMB; however, no disclosure was provided as to what currency the notes payable or long term debts are denominated in. As such, we re-issue prior comment 54.

Exhibits 5.1 and 5.2

28. We note your response to our prior comment 61 and reissue it. Please file the opinions of counsel at your earliest convenience.

Exhibit 15

29. The acknowledgement letter from your independent public accounting firm refers to their report for the periods ended June 30, 2007 and December 31, 2006, dated August 12, 2007. However, the report from your independent public accountant included in the registration statement on page F-1 is for the period as of September 30, 2007, and for the three and nine-month periods ended September 30, 2007 and 2006, and is dated October 21, 2007. Please obtain and file a revised acknowledgement letter from your independent public accounting firm that refers to the proper periods and report date.

Exhibit 23.3

30. The consent from your independent public accounting firm consents to the use of their report dated August 12, 2007. As previously noted, the report from your independent public accountant included in the registration statement on page F-1 is

for the period as of September 30, 2007, and for the three and nine-month periods ended September 30, 2007 and 2006, and is dated October 21, 2007. Please obtain and file a revised consent from your independent public accounting firm that refers to the proper periods and report date.

Undertakings

31. Please provide the undertakings required by Item 512(a)(5) and 512(h) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Ying Li, Esq. (by facsimile 212-603-2001)
        M. Wojciechowski
        J. Davis
        D. Levy